MARK KARPE

Assistant Vice President, Counsel

Office: (949) 219-3224

Fax: (949) 219-3706

E-mail: Mark.Karpe@PacificLife.com

July 16, 2018

VIA EDGAR

Keith Gregory

Division of Investment Management

United States Securities and Exchange Commission

100 F Street, NE

Washington, D.C. 20549

RE:                           Pacific Funds Series Trust

(File Nos. 333-61366, 811-10385)

Dear Mr. Gregory:

This letter is being provided in response to oral comments received from the U.S. Securities and Exchange Commission (“SEC” or the “Commission”) staff (“Staff”) on June 8, 2018, concerning post-effective amendment (“PEA”) No. 143 to the registration statement of Pacific Funds Series Trust (the “Registrant”) on Form N-1A (including the Prospectuses (“Prospectus”), Statement of Additional Information (“SAI”) and Part C), which was filed on May 15, 2018 with the Commission pursuant to Rule 485(a) under the Securities Act of 1933 on behalf of each series of the Registrant (a “Fund”). Set forth in the numbered paragraphs below are the staff’s comments followed by Registrant’s responses.

General Comments

1.              Comment: Missing Data: Confirm supplementally that all missing data and any material information required to be updated will be included in the registration statement by its effective date.

Response: Registrant confirms that all such information will be included in the registration statement by its effective date.

2.              Comment: Response Letter: Please submit your letter of response to Staff’s comments at least five business days prior to the effectiveness of the registration statement in order to give the Staff enough time to review your responses to comments.

Response: Registrant has submitted this reply letter within the time frame requested by the Staff.

3.              Comment: Prior Comments: Please note that the position of the Staff with respect to Registrant’s disclosure and response to prior Staff comments remains the same, including applicable comments to Registrant’s companion trust, Pacific Select Fund.  Such comments relate to, among other comments that were given:  with respect to derivatives, that derivatives included in the Fund’s 80% basket be valued at market value with related disclosure amendments; with respect to disclosures in the SAI regarding non-fundamental restriction language relating to investments in underlying funds for concentration purposes, the Staff reiterates supplemental comment #3 as provided to Pacific Select Fund on April 23, 2018 and requests that Registrant revise applicable language pursuant to that prior comment; and with respect to disclosure of sub-advisory fees in the SAI, the Staff reiterates supplemental comment #4 as provided to Pacific Select Fund on April 23, 2018 with respect to revising disclosure to include such fees pursuant to Item 19(a)(3) of Form N-1A in accordance with that prior comment.

Response: Registrant respectfully reaffirms its prior responses and respectfully declines to make the suggested changes to its disclosure.

Prospectus Comments

Global Comments (comments that apply to all Funds with the same or similar disclosures)

4.              Comment: Annual Fund Operating Expenses: In applicable footnotes to the Annual Fund Operating Expense table, the amount and dates for applicable expense limitations of Other Expenses is in brackets.  Please confirm that this waiver will continue for no less than one year from the effective date of the registration statement.  If not, please delete the applicable line item from the fee table, the relevant text in the footnote, the expense example, and similar text disclosed elsewhere in the registration statement relating to the waiver agreement.

Response: Registrant confirms that the expense limitations noted in brackets will continue for no less than one year from the effective date of the registration statement and will remove the brackets from the 485(b) filing.  A copy of the applicable agreement will be included as an exhibit in Part C of that filing.

5.              Comment: Principal Risk — Sector Risk: For any Fund or Underlying Fund that discloses Sector Risk as a principal risk, please include disclosure with respect to any such sectors in the principal investment strategy section and in the related risk factor in which the Fund is principally invested.  Please note that this disclosure may be included in Item 9.

Response: Sector Risk describes the risk that a Fund may from time to time be invested more heavily in a particular sector based on investment opportunities or market conditions.  This risk was previously not listed in the summary portion of the prospectuses because these Funds do not have a principal investment strategy to focus their investments in a particular sector for any given period of time.  Rather, as stated in the principal investment strategies disclosure for these Funds, the manager of these Funds makes sector allocations based on risk/return opportunities relative to a Fund’s investment goal and benchmark weightings. As such, the exposure of these Funds to any particular sector is not intended to be fixed for an extended period of time. Each of those Funds may not have more than 25% of its assets invested in any particular sector at any given time, and if at times they do, it could fall below 25% shortly thereafter.  Registrant believes that any prospectus disclosure added to identify a particular sector and related risk to which a non-sector Fund has significant exposure as of a discrete point in time could become inapplicable shortly thereafter, and therefore could become misleading or confusing to investors as it sets an expectation that a principal investment strategy of that Fund is to invest in the identified sector(s) above a 25% threshold. As such, Registrant believes that the current disclosure is adequate. Registrant notes that in response to a prior comment by the Staff, Sector Risk is included in the summary portion of the prospectus for non-sector Funds if, as of the end of is most recently completed fiscal year, a Fund has exposure to a particular sector of at least 25% of its net assets.

6.              Comment: Principal Risk — Emerging Markets Risk:  Given the current turmoil in various emerging market countries, please consider reinstating the disclosure identifying various emerging market countries that was previously included in this risk factor.

Response:  Pursuant to prior Staff comments requesting a revision of presentation so that statutory risk disclosure does not nearly duplicate summary risk disclosure, the specific language noted by the Staff was deleted from the summary Emerging Markets Risk under Item 4.  The disclosure identifying various emerging market countries remains in the more expansive Item 9 statutory Emerging Markets Risk.  Accordingly, Registrant respectfully declines to make the requested change.

7.              Comment: Principal Risk — Geographic Focus Risk:  Please include disclosure in the principal investment strategy and principal risk sections with respect to any country or regions to which a Fund is principally exposed or in which the Underlying Funds are principally invested.

Response: Registrant has analyzed the existing disclosure and Fund holdings in light of the comment and believes additional country-specific disclosure is not necessary.  Geographic Focus Risk is included for those Funds whose principal investment strategies permit but do not require focusing investments in a particular country or countries (or a region).  However, Registrant believes that country-specific risk disclosure would potentially mislead investors by implying that a current focus is likely to remain a continuing focus, when in fact the applicable sub-adviser is permitted to emphasize and de-emphasize different countries or regions at any time. For international and global portfolios, each Fund’s top five risk exposures by country and their approximate percentage of that Fund’s net assets as of the most recent fiscal year end is disclosed in the Additional Information About Principal Investment Strategies and Principal Risks section of the prospectus.  In addition, each international and global Fund discloses full portfolio holdings, including by country of risk exposure, in its schedule of investments in Registrant’s annual and semi-annual shareholder report.  Accordingly, Registrant respectfully declines to make the requested change.

8.              Comment: Portfolio Manager and Primary Title with Investment Adviser — Experience with Fund: Several Funds list their portfolio manager’s experience with that Fund as “since inception.”  Please provide a specific date for each portfolio manager’s experience with a Fund, rather than “since inception.”

Response: Registrant believes the current disclosure is adequate and consistent with the requirements of Item 5(b) of Form N-1A.  Item 5(b) of Form N-1A requires disclosure of the “name, title, and length of service” of a portfolio manager, and does not specify how to disclose “length of service.”  Registrant believes its approach is helpful to investors because it readily conveys when an individual has managed the investments for the life of a Fund.

The portfolio manager information for a Fund appears directly after the Average Annual Total Returns table, which provides the specific inception date of the Fund.  If an investor is interested in knowing the specific number of years associated with a portfolio manager’s tenure in addition to knowing that the tenure coincides with the life of the Fund, that fact is easily ascertainable.

Portfolio Optimization Funds

9.              Comment: Principal Investment Strategies: The investment strategy section of each of these Funds includes language that the adviser may engage in “dynamic positioning.”  Please clarify the language “dynamic positioning” in Plain English.

Response: In light of the Staff’s comment, Registrant will expand disclosure to provide a Plain English definition of the term “dynamic positioning.”

Pacific Funds Short Duration Income

10.       Comment: Principal Investment Strategy: Pursuant to a prior Staff comment on duration, please revise the principal investment strategy disclosure to clarify the Fund’s expected weighted average duration based upon its relationship to the Bloomberg Barclays 1-3 Year U.S. Government/Credit Bond Index.  For example, if the duration of the Index is two years, please disclose that the duration of the Fund may be between one and three years.  Please make conforming changes in similar disclosure for other Funds, such as Pacific Funds Core Income and PF Managed Bond Fund.

Response: Registrant will revise the disclosure accordingly to include the specific duration of the Fund’s benchmark index as of Registrant’s fiscal year-end.

Pacific Funds High Income

11.       Comment: Principal Investment Strategy: Please disclose a numerical range for the dollar weighted average maturity of this Fund.  The current disclosure of “final maturity of greater than one year” for a portfolio of “intermediate to long term maturities” should be revised to assist investors in determining the risk profile of the Fund.

Response: Registrant will revise the disclosure accordingly.

Pacific Funds Diversified Alternatives

12.       Comment: Principal Investment Strategy: Please disclose risk factors that specifically relate to the following Underlying Fund investments that are not currently disclosed:  real estate, including the risks of real estate investment trusts (“REITs”) and real estate operating companies (“REOCs”) and, as appropriate, subprime exposure, and bank loans.

Response: Registrant will revise the Fund’s disclosure with respect to its investment exposure to bank loans to reflect Floating Rate Loan Risk as a Principal Risk from Holdings in Underlying Funds.  The investment adviser does not believe that the Fund’s real estate exposure rises to the level of a principal risk, and thus the disclosure has been revised to move this reference from the prospectus to the non-principal investment strategy disclosure in the SAI.  As noted in prior letters to the Staff, the PF Real Estate Fund does not currently have subprime exposure with respect to its investment in REITS or REOCs and currently does not expect to have such exposure under normal circumstances.

PF Emerging Markets Debt Fund and PF Global Absolute Return Fund

13.       Comment: Principal Investment Strategy: For each of these two Funds, please disclose the amount of the Fund’s net assets that will be invested in frontier market countries.  Please disclose the specific frontier market countries in which these Funds invest.

Response: In response to the comment, for PF Emerging Markets Debt Fund, the disclosure will be revised to reflect a 20% limitation on the Fund’s net assets in frontier market countries.  As PF Global Absolute Return Fund may invest without limit in frontier market countries, the current disclosure does not need to be revised.  With respect to the specific frontier market countries that the Fund may be invested in, Registrant believes that any prospectus disclosure added to identify a particular country as of a discrete point in time could become inapplicable shortly thereafter, and therefore could become misleading or confusing to investors as it sets an expectation that a principal investment strategy of that Fund is to invest in such country.  Registrant notes that each Fund’s top five risk exposures by country and their approximate percentage of that Fund’s net assets as of the most recent fiscal year end is disclosed in the Item 9 Additional Information About Principal Investment Strategies and Principal Risks section of the prospectus.  In addition, both Funds disclose their full portfolio holdings, including by country of risk exposure, in their respective schedule of investments in Registrant’s annual and semi-annual shareholder report.  However, in light of the Staff’s comment, frontier markets will be identified by region and characteristic in the SAI.

14.       Comment: Principal Investment Strategy: The disclosure for both Funds regarding use of derivatives includes the phrase “including but not limited to.” Pursuant to prior Staff prior comments, only the actual derivatives to be used by each Fund should be disclosed in principal strategies and principal risks.  See the July 30, 2010 letter from Barry D. Miller to Karrie McMillan (“Miller letter”) on derivatives.  Please revise the disclosure accordingly.

Response: Registrant will revise the disclosure accordingly.

PF Multi-Fixed Income Fund and PF Multi-Asset Fund (as applicable)

15.       Comment: Principal Investment Strategy:  Please explain the term “net exposure” in Plain English in Item 4 or Item 9 disclosure.

Response: Registrant will revise the disclosure accordingly.

16.       Comment: Principal Investment Strategy: PF Multi-Asset Fund: The principal investment strategy of the PF Multi-Asset Fund involves buying and selling total return swap agreements “to gain exposure to the large-capitalization and mid-capitalization asset classes of the U.S. and developed non-U.S. equity markets.”  However, the principal risks for the Fund include risks typically associated with fixed income securities, such as credit risk, debt securities risk, interest rate risk and mortgage-related and other asset backed securities risk.  Please supplementally explain why there is risk disclosure but no strategy disclosure for fixed income securities and revise the disclosure as appropriate.

Response: As disclosed in the principal investment strategy section, this Fund invests a significant portion of its assets in fixed income investments, which serve as collateral for the Fund’s derivative positions.  As such, the Fund’s principal risk disclosure includes those principal risks associated with management of the derivative positions and of the fixed income investments. Accordingly, the Registrant believes the current disclosure is necessary and does not need to be revised.

17.       Comment: Principal Investment Strategy: PF Multi-Fixed Income Fund: Please clarify the disclosure for PF Multi-Fixed Income Fund to indicate whether the Fund includes total return swaps in its 80% basket.  We note that the current principal strategy disclosure indicates that this Fund will buy and sell total return swaps to gain exposure to the asset classes comprising each Fund’s portfolio.  If total return swaps are included in the Fund’s 80% policy, please note that the policy is an asset-based test, not an exposure test.  Therefore, the total return swaps must be valued for the purposes of the Names Rule on a marked-to-market basis using the current market price of the swap or, if an OTC swap, its fair value.  Please include disclosure to this effect.  Please note that this disclosure need not be included in Item 4, but may be included in Item 9.  Please also revise applicable SAI disclosure to conform to this comment.

Response: The Fund, which is not yet operational, will invest at least 80% of its assets in fixed income instruments.  As noted in the second sentence of the principal investment strategy under Item 9 for this Fund, “fixed income instruments are comprised of fixed income securities and derivatives or other investments that obtain fixed income exposure for the Fund,” such as total return swaps.  A significant portion of the Fund’s assets will be in investment grade debt securities that serve as collateral for the Fund’s derivative positions, and the Fund intends to use such collateral to satisfy the 80% policy.  To the extent that derivatives may be included as part of the Fund’s 80% policy, Registrant is aware that this is an asset-based test as noted in the 80% Name Test Policy in the Non-

Fundamental Investment Restrictions section of the SAI, and that a swap would be valued on a marked-to-market basis using current market price or, if an OTC swap, its fair value.  Registrant respectfully declines to make the requested disclosure change.

18.       Comment: Principal Risk — Leverage Risk: This risk currently notes that these two Funds “may” invest in swap agreements.  Given that the principal investment strategy of these two Funds is to buy and sell total return swap agreements, please revise the risk to state that the Funds “do invest” in swap agreements as a principal investment strategy.

Response: Registrant will revise the disclosure accordingly.

19.       Comment: Principal Risk — Currency Risk: The PF Multi-Asset Fund lists Currency Risk as a principal risk.  Please revise principal investment strategy disclosure to include information on currencies.  For example, clarify what type of instruments will be used to obtain exposure to foreign currencies.

Response: Registrant will revise the disclosure accordingly.

PF Growth Fund

20.       Comment: Principal Investment Strategy: The principal investment strategy for this Fund states that the sub-adviser uses “quantitative models” to select securities for the Fund.  Please consider adding “Models and Data Risk” as a principal risk.

Response: Registrant notes that the sub-adviser does not use “quantitative models,” but instead uses quantitative screening tools to narrow the universe of potential holdings and principally utilizes fundamental research as the basis for decisions on Fund investments.  In response to this comment, Registrant will revise the disclosure accordingly.

PF Mid-Cap Equity Fund

21.       Comment:  Principal Investment Strategy:  Please disclose the identity of the “other equity securities” that are included for purposes of satisfying the Fund’s 80% policy, including any related risk factors.  For example, preferred or convertible equity.

Response:   Registrant notes that the “other equity securities” in which the Fund invests are not considered principal investments and therefore are not individually disclosed in the principal investment strategy section, but rather in the SAI.  Accordingly, Registrant respectfully declines to make the requested change.

SAI Comments

General

22.       Comment: Non-Fundamental Investment Restrictions: Borrowing.  Please include disclosure on percentage restrictions on borrowing by the Funds as such disclosure is not included either in this section of the SAI nor in the prospectus.

Response: The SAI sections of Fundamental Investment Restrictions; Non-Fundamental Summaries of Current Legal Requirements and Interpretations Related to Certain Fundamental Investment Restrictions; and Borrowing and Leveraged Transactions all include disclosure regarding borrowing restrictions (including percentage limitations) as applicable to the Funds.  Accordingly, Registrant respectfully declines to make the requested change.

23.       Comment: Year References. Please review the disclosures responsive to Items 17 through 20 of Form N-1A and update them (if necessary) to reflect the fiscal or calendar year requirement specified by the Form N-1A instructions.

Response: Registrant will revise the disclosure accordingly.

If you have any questions or further comments please contact me at (949) 219-3224.

Sincerely,

/s/ Mark Karpe

Mark Karpe

cc:                                Robin S. Yonis, Esq., Pacific Life Fund Advisors LLC

Laurene MacElwee, Pacific Life Fund Advisors LLC

Audrey L. Cheng, Esq., Pacific Life Insurance Company

Anthony H. Zacharski, Esq., Dechert LLP

Rachael Schwartz, Esq., Schiff Hardin LLP